UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 30, 2025

(Date of Report (Date of earliest event reported))

SUGARFINA CORPORATION

(Exact name of issuer as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101, Las Vegas, NV	89118
(Address of principal executive offices)	(ZIP Code)

(855)784-2734
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes.

On November 30, 2025, Sugarfina Corporation, a Delaware corporation (the “Company”) entered into a definitive agreement and plan of merger with Artisanal Expressions, Inc., a California corporation d.b.a. Caffe Luxxe (“Caffe Luxxe”), Sugarfina Merger Sub Two, Inc., a California corporation and the founders of Caffe Luxxe in a transaction valued at approximately $24,500,000. The Company acquired Caffe Luxxe in a reverse triangular merger such that once consummated, Caffe Luxxe became a wholly-owned subsidiary of the Company (the "Caffe Luxxe Subsidiary"). The consideration for the acquisition was paid in shares of the Company’s Common Stock. An estimate of the consideration paid was determined on the basis on amounts reported on an estimated closing balance sheet and estimated closing statement provided by Caffe Luxxe prior to closing. The estimated closing statement included, among other items, Caffe Luxxe’s estimated net working capital, cash, debt and transaction expenses. Upon closing, the consideration paid to Caffe Luxxe stockholders was based on the number of Caffe Luxxe shares held multiplied by the closing stock per share of merger consideration, which was based on the estimated closing statement (“Closing Stock Payment”). The number of shares of the Company’s Common Stock that each Caffe Luxxe stockholder received was the quotient of that stockholder’s Closing Stock Payment divided by $6.62, the valuation of the Company’s per share price for its Common Stock.

Current management and founders of Caffe Luxxe, Mark Wain and Gary Chau, will continue to serve as executive officers of Caffe Luxxe Subsidiary after the merger pursuant to a three year employment agreement with annual renewals thereafter, including compliance requirements for confidentiality and non-compete clauses. Their employment agreements also provide for a one-time performance benefit based on calendar year 2026 performance and an annual bonus based on pre-established goals for up to 50% of base salary. For purposes of the merger, Mr. Wain also served in his individual capacity as representative of Caffe Luxxe and its stockholders (the “Representative”).

The consideration paid by the Company in connection with the merger is subject to post-closing adjustments. Within ninety (90) days of closing, the Company will deliver to the Representative an unaudited balance sheet for the Caffe Luxxe Subsidiary and a closing statement including a calculation of net working capital, cash, debt, and transaction expenses, to be used as the basis for determining the final merger consideration to be paid by the Company. If the final merger consideration exceeds the estimated merger consideration, the Company will issue additional shares of the Company’s Common Stock to Caffe Luxxe stockholders on a pro rata basis in an amount equal to the dollar amount of the adjustment divided by $6.62. In the event the final merger consideration is less than the estimated merger consideration, then shares of the Company’s Common Stock will be cancelled on a pro rata basis in a number equal to the difference between the estimated merger consideration and the final merger consideration, divided by $6.62.

Additionally, the merger agreement includes a claw back of ten (10)% of the Company’s Common Stock paid as consideration. In the event Caffe Luxxe’s net revenue for the twelve (12) consecutive calendar months prior to and ending on December 31, 2025, decreases by fifteen (15)% or more during the twelve (12) consecutive calendar months commencing January 1, 2026, then 10% of Common Stock issued as consideration to the Caffe Luxxe shareholders will be clawed back and cancelled by the Company.

The merger agreement was approved by a unanimous affirmative vote of Caffe Luxxe’s stockholders.

The foregoing description of the merger agreement and the transactions contemplated by the merger agreement is qualified in its entirety by the full text of the merger agreement, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 1-U.

Exhibit Index

Exhibit No.	Description
99.1	Merger Agreement
99.2	Press Release

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUGARFINA CORPORATION

By:	/s/ Scott LaPorta
Name:	Scott LaPorta
Title:	Chief Executive Officer

Date: December 4, 2025